EXHIBIT 12(a)

	Year Ended December 31,
	2012	2011	2010	2009	2008
EARNINGS:
Income (loss) from continuing operations	$(3,360)	$(1,913)	$(2,812)	$408	$(9,998)
Subtract: Equity in earnings of unconsolidated subsidiaries (net of tax)	(270)	(286)	(277)	—	—
Add: Total federal income tax expense (benefit)	(1,232)	(1,134)	389	367	(471)
Fixed charges (see detail below)	3,578	4,360	3,646	3,225	5,280
Distributed income of equity investees	147	116	169	—	—
Total earnings (loss)	$(1,137)	$1,143	$1,115	$4,000	$(5,189)
FIXED CHARGES:
Interest expense	$3,544	$4,326	$3,614	$3,190	$5,246
Rentals representative of the interest factor	34	34	32	35	34
Total fixed charges	$3,578	$4,360	$3,646	$3,225	$5,280
RATIO OF EARNINGS TO FIXED CHARGES (a)	—	—	—	1.24	—
____________

(a)	Fixed charges exceeded earnings by $4.715, $3.217 billion, $2.531 billion and $10.469 billion for the years ended December 31, 2012, 2011, 2010 and 2008, respectively.